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SECURITIES AND EXCHANGE COMMISSION

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Ammendent
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.


Orinoco Resources, Inc (CIK 0001058154) -
..
Commission File Number ___________________________
274 N Goodman St. Ste. B265, Rochester, NY 14607

(585) 454-6950
(Exact name of registrant as specified in its charter)
Common Stock
Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-3(b)(1)(i) 89
Rule 12g-4(a)(1)(ii)
X
Rule 12g-4(a)(1)(i)
Rule 12h-3(b)(1)(ii) Rule 12g-4(a)(2)(i)
Rule 12h-3(b)(2)(i) Rule 12g-4(a)(2)(ii)
Rule 12h-3(b)(2)(ii) Rule 15d-6



Approximate number of holders of record as of the certification or notice  date:89_______________________________
Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) March 17, 2006 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Larry L. Hillabrandt, Secretary
______________________________________________________________s/a
Date: _______________________________ By:
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
Persons who respond to the collection of information containedin this form are not required to respond unless the form displaysSEC 2069 (12-04) a currently valid OMB control number.